UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Consolidated Financial Statements

(Expressed in United States dollars)

ADASTRA MINERALS INC.

Three months ended January 31, 2006 and 2005

(Unaudited - Prepared by Management)

ADASTRA MINERALS INC.

(Unaudited - Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The unaudited interim financial statements of the Company as at January 31, 2006 and for the three months ended January 31, 2006 and 2005, were prepared by, and are the responsibility of the Company’s management.

The Company’s independent auditor did not perform a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADASTRA MINERALS INC.

Consolidated Balance Sheets

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

January 31,	October 31,
2006	2005

Assets

Current assets:

Cash and cash equivalents	$10,280,351	$5,595,972
Amounts receivable and prepaid expenses	573,430	486,538
	10,853,781	6,082,510

Equipment	439,272	199,802

Mineral properties (note 2)	24,320,208	21,760,738

Mineral property evaluation costs (note 3)	4,626,524	4,538,897

$40,239,785	$32,581,947

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities	$4,763,026	$2,287,842

Non-controlling interest	8,750	8,750

Shareholders’ equity:

Share capital (note 4(a))	76,073,009	67,348,642
Contributed surplus (note 4(d))	5,336,109	5,685,029
Deficit	(45,941,109)	(42,748,316)
	35,468,009	30,285,355

$40,239,785	$32,581,947

Subsequent events (notes 6 and 7)

See accompanying notes to consolidated financial statements

1

ADASTRA MINERALS INC.

Consolidated Statements of Operations and Deficit

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

2006	2005

Administration costs:

Amortization	$4,154	$2,910
Bank charges and interest	2,557	1,566
Investor relations	54,171	78,135
Office and administration	106,034	92,002
Professional fees	144,834	75,426
Regulatory authorities filing fees	70,773	57,231
Salaries and wages	235,550	167,151
Stock-based compensation (note 4)	103,011	419,053
Transfer agent	4,842	1,260
Travel and accommodation	8,389	7,159
	734,315	901,893

Other items:

Interest income	(72,454)	(110,172)
Mineral property evaluation costs	135	-
Foreign exchange gain	(210,830)	(49,904)
Offer assessment costs (note 6)	2,741,627	-
	2,458,478	(160,076)

Loss for the period	(3,192,793)	(741,817)

Deficit, beginning of period	(42,748,316)	(40,129,840)

Deficit, end of period	$(45,941,109)	$(40,871,657)

Basic and diluted loss per share	$(0.04)	$(0.01)

Weighted average number of common shares outstanding	74,568,755	70,735,925

See accompanying notes to consolidated financial statements

2

ADASTRA MINERALS INC.

Consolidated Statements of Cash Flows

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

2006	2005

Cash provided by (used in):

Operations:

Loss for the period	$(3,192,793)	$(741,817)

Items not involving cash:

Amortization	4,154	2,910
Stock-based compensation	103,011	419,053
(3,085,628)		(319,854)

Changes in non-cash operating working capital:

Increase in amounts receivable and prepaid expenses	(86,892)	72,429
Increase in accounts payable and accrued liabilities	2,475,184	(276,091)
	(697,336)	(523,516)

Investments:

Purchase of property, plant and equipment	(245,352)	(6,414)
Expenditures on mineral properties	(2,557,833)	(1,684,798)
Expenditures on mineral property evaluation costs	(87,536)	(25,241)
	(2,890,721)	(1,716,453)

Financing:

Issue of share capital on private placement, net	8,160,214	-
Issue of share capital on exercise of options	172,189	-
Cash settlement of taxes on option exercises	(59,967)	-
	8,272,436	-

Increase (decrease) in cash	4,684,379	(2,239,969)

Cash, beginning of period	5,595,972	16,264,314

Cash, end of period	$10,280,351	$14,024,345

Cash is defined as cash and cash equivalents.

Supplementary disclosure:

Interest received, net	$72,026	$110,172

See accompanying notes to consolidated financial statements

3

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

1.	Significant accounting policies:

These consolidated financial statements of Adastra Minerals Inc. (the “Company”) do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company’s annual audited consolidated financial statements as at and for the year ended October 31, 2005.

2.	Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

	DRC		Zambia
DRC Kolwezi	Quarries	Angola	Solwezi	Total

Balance, October 31, 2005	$20,546,346	$-	$1,214,391	$1	$21,760,738

Capital equipment	1,637	-	-	-	1,637
Consulting	1,497,027	19,264	-	-	1,516,291
Exploration office and accounting	174,437	-	-	-	174,437
Interest received	(1,907)	-	-	-	(1,907)
Legal	176,285	1,400	-	-	177,685
Salaries	421,862	-	-	-	421,862
Site management	6,715	-	-	-	6,715
Travel	262,750	-	-	-	262,750
2,538,806		20,664	-	-	2,559,470

Balance, January 31, 2006	$23,085,152	$20,664	$1,214,391	$1	$24,320,208

(a)	Democratic Republic of Congo: Kolwezi

Since October 1998, the Company’s subsidiary, Congo Mineral Developments Limited, (“CMD”) has signed and/or initialled various agreements with La Générale des Carrières et des Mines (“Gécamines”) and/or the Government of the Democratic Republic of Congo (“GDRC”), governing the terms of the Kolwezi Tailings Project (the “Project”). In March 2004, CMD, GDRC and Gécamines signed a Contract of Association (the “CoA”) governing the Project and the ownership and management of Kingamyambo Musonol Tailings S.A.R.L. (“KMT”), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project. In accordance with the CoA, the Tailings Exploitation Rights to the Project have been transferred to KMT.

4

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

2.       Mineral properties (continued):

(a)	Democratic Republic of Congo: Kolwezi (continued):

The Company initially owned 82.5% of KMT, with Gécamines and GDRC owning 12.5% and 5.0% respectively. The CoA recognizes the framework agreement that was entered into by the Company in February 2003 for the Industrial Development Corporation of South Africa Limited (“IDC”) and the International Finance Corporation (“IFC”) to participate in the Project. During fiscal year 2005, the IDC and the IFC both informed the Company that, subject to certain conditions precedent, they would be exercising options under that framework agreement to acquire interests in KMT from CMD; and on November 1, 2005, the IDC and IFC signed definitive agreements to acquire, respectively, 10% and 7.5% interests in KMT. Following the completion of these transactions, the Company’s interest in KMT will be 65%.

Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights (“TER”): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and other participating parties such as the IDC and IFC based on their pro rata ownership of the Project excluding Gécamines and GDRC’s percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans (including all interest thereon) have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 per pound (adjusted for inflation) in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from transfer date of the mining rights).

(b)	Democratic Republic of Congo: Quarries

In 2005, the Company’s subsidiary, Roan Prospecting and Mining Sprl, obtained exploration rights for quarries in the DRC. The rights cover ten concession areas: eight for limestone, and two for aggregates. The renewable licences have an initial term of one year. During the quarter ended January 31, 2006, the Company began work on these licences.

5

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

2.       Mineral properties (continued):

(c)	Angola:

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. (“Endiama”), the Angola state mining company, for properties to be explored and developed with the Company’s wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence which comprises approximately 2,690 km2 in the Cuango River floodplain and an adjacent exploitation licence (“Camutue”) which comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola. IDAS had been acquired by the Company in 1998, and under the terms of the share purchase agreement, the vendors retained a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of its then Angola mineral properties. The covered properties include the licence areas mentioned above. “Profits” means the actual and distributable proceeds received by IDAS from the properties, to be calculated based on international generally accepted accounting principles.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties agreed to the formation of a new company (later agreed to be called “Luminas”) which would exercise the mining rights. The financing of the project was to be undertaken by IDAS. IDAS was to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11%. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members of whom three were to be nominated by IDAS. However, IDAS was unable to progress matters further, and the Company believes that Endiama has repudiated its contractual obligations. Consequently, the Company filed a legal suit against Endiama in Texas, USA, on May 18, 2005 citing breach of contract, negligent misrepresentation and other causes of action, and requested damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees. Legal action continues to be pursued in the United States of America.

6

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

2.       Mineral properties (continued):

(d)	Zambia:

The Company held a prospecting licence, which covered approximately 950 km2 in the Solwezi District in the Republic of Zambia. The Company applied for renewal of the licence in relation to a reduced area of 441 km2. This was received in October 2005 and is valid until September 30, 2006.

3.	Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo - Kipushi evaluation costs:

Amount

Balance, October 31, 2005	$4,538,897

Capital equipment	91
Consulting	57,427
Exploration office and accounting	6,193
Legal	145
Salaries	21,925
Travel	1,846
87,627

Balance, January 31, 2005	$4,626,524

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the DRC. During the year ended October 31, 1998, the Company received confirmation from Gécamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines, and which the Company now expects to be in 2006.

7

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

3.       Mineral property evaluation costs (continued):

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals (“Kumba”). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed, and in November 2004 amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than October 31, 2006, otherwise the agreement will terminate.

8

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

4.       Share capital:

(a)	Share capital:

Number

of shares	Amount

Balance, October 31, 2005	70,940,022	$67,348,642

For options exercised cashlessly	80,309	133,995
For options exercised conventionally	332,500	430,158
For private placement, net of issuance costs	6,000,000	8,160,214

Balance, January 31, 2006	77,352,831	$76,073,009

(b)	Share purchase warrants:

Warrants outstanding at January 31, 2006:

Balance			Balance
October 31,		January 31,
2005	Issued	Exercised	2006	Exercise price	Expiry date

1,690,122	21,170	-	1,711,292	CDN$ 0.75	February 12, 2008

(c)	Share options:

Weighted

average price

Options outstanding, October 31, 2005	7,991,209	CDN$	1.47
Cancelled / expired	(237,500)	1.46
Exercised	(582,500)	0.60

Options outstanding, January 31, 2006	7,171,209	CDN$	1.55

There were no stock options granted during the quarter.

During the quarter there were 332,500 options exercised in the conventional manner for total proceeds of CDN$199,500. In addition, 250,000 options were exercised using the cashless exercise arrangement, and resulting in the issuing of a further 80,309 shares.

There were also 205,000 unvested share options cancelled with an exercise price of CDN$1.60 per share and 32,500 unvested share options cancelled with an exercise price of CDN$0.60 per share during the quarter.

The Company recorded stock-based compensation expense of $103,011 as a result of the vesting of options granted in previous periods.

9

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

4.       Share capital (continued):

(d)	Contributed surplus:

Balance, October 31, 2005	$5,685,029

Stock-based compensation (note 4(c))	103,011
Transferred to share capital on exercise of stock options for cash	(257,969)
Transferred to share capital on cashless exercise of stock options	(193,962)

Balance, January 31, 2006	$5,336,109

5.	Segmented information:

The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenue of the Company is attributable to the corporate head office.

Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

January 31,	October 31,
2006	2005

Property, plant and equipment by geographic area:

Democratic Republic of Congo	$27,898,425	$25,250,214
Angola	1,214,391	1,214,391
Zambia	1	1
United Kingdom	273,187	34,831

$29,386,004	$26,499,437

6.	Offer assessment costs:

On January 18, 2006 First Quantum Minerals Ltd. (“First Quantum”) announced an unsolicited offer to acquire all the outstanding common shares of the Company. Under the terms of the offer, the Company’s stockholders would receive one First Quantum share for every 17.5 of the Company’s shares held. In order to assess the unsolicited offer, the Company appointed a Special Committee and engaged advisors, which has resulted in $2,741,627 in costs being incurred during the quarter ended January 31, 2006. Subsequent to January 31, 2006, the Company’s Board of Directors formally recommended that shareholders reject First Quantum’s offer.

10

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2006 and 2005

7.       Subsequent event:

Subsequent to January 31, 2006, the Company announced that it had reached an agreement (subject to confirmatory due diligence, negotiation of definitive documentation, and approval of both companies’ boards of directors) with Mitsubishi Corporation (“Mitsubishi”) for Mitsubishi to purchase a 14.9% stake in KMT in return for, among other things, payment to the Company of $37,500,000 in cash, provision of $12,500,000 of shareholder loans to the Kolwezi project on the Company’s behalf and extension of completion guarantees to project leaders.

11

ADASTRA MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of Adastra Minerals Inc. (the “Company”) for the three month periods ended January 31, 2006 and 2005, and related notes (the “Consolidated Financial Statements”) prepared in accordance with Canadian generally accepted accounting principles. The following discussion and analysis highlights significant changes since the discussion and analysis in the 2005 Annual Report, which should also be referred to for additional information. The discussion is based on events that have occurred up to March 10, 2006. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Results of Operations

The Company incurred a net loss for the three months ended January 31, 2006, of $3,192,793, or $0.04 per share, compared to a net loss of $741,817, or $0.01 per share, for the three months ended January 31, 2005.

The results for the three months ended January 31, 2006, reflect the following factors:

•

There were $2,741,627 of costs incurred as a result of the unsolicited offer by First Quantum Minerals Ltd. (“First Quantum”) to acquire all the common shares of the Company. In order to assess the unsolicited offer, the Company appointed a special committee and engaged advisors, which resulted in these costs being incurred during the quarter. There were no equivalent expenditures in the first quarter of 2005.

•

Administration expenses have decreased on an overall basis, compared to the first quarter ended January 31, 2005. The decrease of 19% (from $901,893 for the quarter ended January 31, 2005, to $734,315 for the quarter ended January 31, 2006) is principally due to decreased stock-based compensation and investor relations fees, partly offset by increases in salaries and wages, professional fees, and office and administration costs.

•

The decrease in stock-based compensation in the quarter ended January 31, 2006, versus the corresponding quarter of 2005, partly reflects that no options were granted during the first quarter of 2006, whereas 30,000 options were granted in the first quarter of 2005. In addition, the stock-option expense relating to options granted in prior periods with vesting dates during the current or future quarters, was lower in the first quarter of 2006 than in the comparative quarter of the previous year.

•

Investor relations fees decreased primarily because an investor visit to Kolwezi took place at the end of the first quarter in 2005, whereas the corresponding visit in 2006 occurred at the beginning of the second quarter. Also, certain costs related to the annual report and Indaba conference that were incurred in the first quarter of 2005 have not been incurred until after the end of the first quarter in 2006.

•

Salaries and wages increased primarily due to United Kingdom employer taxes associated with the exercise of stock options. No options were exercised in the first quarter of 2005, and 582,500 options were exercised in the first quarter of 2006. Reflecting the increasing workload of the Head Office, there was also one additional staff member and more temporary help used compared to the first quarter of the prior year.

•

The higher professional fees during the first quarter of 2006, compared to the corresponding period of 2005, are mainly due to higher general corporate legal fees, and fees associated with filing the Company’s Annual Report on Form 20-F. There were also surveyor and legal fees relating to the marketing and assignment of the lease on the Company’s previous office in London, England.

•

Office and administration fees increased primarily due to the Company’s necessary relocation to larger offices. During the first quarter of 2006, the Company incurred moving costs, as well as telephone, and additional I.T. costs associated with the relocation. The increase was mitigated to some extent by he impact of an overall weakening of the British pound in comparison to the U.S. dollar, which reduced the U.S. dollar expense reported in respect of rent and other office costs at the London office that are incurred in British pounds.

•

Lower cash balances resulted in lower interest income during the quarter, compared with the corresponding period of 2005. The Company holds some of these cash balances in Canadian dollars and British pounds, in anticipation of expenditures to be incurred in these currencies. The foreign exchange gain of $210,830 during the quarter ended January 31, 2006 arose mainly because the majority of the proceeds of a private placement of shares were received and retained in British pounds, and the U.S. dollar weakened against the British pound between the closing of the placement on December 22, 2005, and the end of the quarter. Over the quarter ended January 31, 2006, as a whole, the U.S. dollar strengthened against the British pound and weakened against the Canadian dollar.

Liquidity and Capital Resources

As at January 31, 2006, the Company had cash and cash equivalents of $10,280,351, compared to $5,595,972 at October 31, 2005, and had working capital of $6,090,755, compared to $3,794,668 at October 31, 2005.

The increase in the cash balance during the quarter is mainly the result of a private placement in December 2005, which generated net cash proceeds equivalent to $8,160,214. Conventional exercises of 332,500 stock options during the quarter provided net cash proceeds of $172,189. There were no warrants exercised during the quarter. Offsetting these cash inflows during the quarter were expenditures on the Kolwezi, DRC quarries, and Kipushi properties, the acquisition of a lease and improvements to a new office in London, and the loss from operations excluding the non-cash stock based compensation and amortization expense.

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern over the long term depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management believes that the Company has the ability to fund planned development activities for financial year 2006 from existing and anticipated cash resources and, if necessary, will be able to raise financing in capital markets or from other third party participants in its projects.

During the quarter ended January 31, 2006, there have been no material changes in the critical accounting estimates as compared to those disclosed in the Company’s latest annual Management’s Discussion and Analysis for the year ended October 31, 2005 contained in its October 31, 2005 Annual Information Form, to which the reader is referred.

Tabular Disclosure of Contractual Obligations

The Company is committed to payments under a number of operating leases for various office premises and other accommodation through to May 2011. The following table lists as of January 31, 2006 information with respect to the Company’s known contractual obligations.

In addition to the above, once all financing arrangements for the Kolwezi Tailings Project to proceed with construction have been completed, CMD and any other participating parties are committed to pay to Gécamines the $10,000,000 balance of the consideration for the Tailings Exploitations Rights (“TER”). (The initial $5,000,000 of the $15,000,000 total was paid during the 2004 financial year following the transfer of the TER to KMT).

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. There remain 13,078 common shares of the Company held in escrow for the same reason.

Mineral Property Projects

As at January 31, 2006, amounts capitalized in respect of mineral properties increased to $24,320,208, from $21,760,738 at October 31, 2005, reflecting $2,538,806 in costs incurred on the Company’s Kolwezi Project and $20,664 on the Company’s DRC quarry licences.

Capitalized mineral property evaluation cost increased to $4,626,524, from $4,538,897 at October 31, 2005, reflecting $87,627 costs incurred on the Company’s Kipushi Project.

Kolwezi Project, DRC

During the three months ended January 31, 2006, the Company concentrated primarily on advancing its Kolwezi Project. The Kolwezi Project Definitive Feasibility Study (“DFS”) was completed in early March 2006. The projected annual production capacities of approximately 5,900 tonnes of cobalt and 33,200 tonnes of copper are more than 7% higher for cobalt, and 10% higher for copper, than the estimates Adastra announced in December 2004. Total project capital costs (including owners’ costs, engineering, procurement and construction fees and contingencies, insurance, first-fill, and spares) are anticipated to be $306 million in October 2005 terms. The higher projected production levels more than offset the operating and capital cost increases when calculating the net present value of the Kolwezi Project.

In parallel with the DFS, negotiations have continued on a long term electricity supply contract for the Project, on long term sales agreements and marketing arrangements for the Project’s output of cobalt and copper, and on preparations for project financing.

In December 2005, the Company announced that it had mandated the Royal Bank of Scotland as a senior arranger for an untied commercial bank tranche of the Kolwezi Project financing for US$60-75 million with an eight year maturity; and, in January 2006, that it had mandated Investec Bank Limited and the Industrial Development Corporation of South Africa Limited to co-arrange a South African export credit tranche of the project financing for $80-120 million with a ten year maturity. In addition, other bilateral and multilateral lenders have provided expressions of interest in providing senior and subordinated loans amounting in aggregate to more than $150 million. Advanced negotiations for a capital overrun facility of $30 million are underway with two public sector lenders. The Company expects to start lender due diligence and detailed documentation during the second quarter of financial year 2006.

Following the approval of the Environmental Assessment Plan by the DRC Ministry of Mines’ Direction chargeé de la Protection de l’Énvironnement Minier (“DPEM”) in August 2005, work continued on an Environmental & Social Impact Assessment (“ESIA”) meeting Equator Principles and World Bank Guidelines: key requirements of project finance lenders. (. The ESIA was completed and released in conjunction with the DFS in early March 2006.

During fiscal 2005, the IDC and IFC both informed the Company that, subject to certain conditions precedent, they would be exercising options under that framework agreement to acquire interests in Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”) (the company incorporated earlier in 2004 in the Democratic Republic of Congo (“DRC”) to own the mining title to the tailings and develop the Kolwezi Project), and the Company’s subsidiary Congo Mineral Developments Limited (“CMD”); and on November 1, 2005 the IDC and IFC signed definitive agreements to acquire, respectively, 10% and 7.5% interests in KMT. On completion of these transactions the Company’s interest in KMT will be reduced to 65%, and CMD is scheduled to receive approximately US$12 million in cash.

Subsequent to quarter end, the Company announced it has reached an agreement under which Mitsubishi Corporation will purchase a 14.9% state in the Kolwezi Project, in return for, among other things, payment to Adastra of $37.5 million in cash, provision of $12.5 million of shareholder loans to the Kolwezi Project on Adastra’s behalf and extension of completion guarantees to project lenders. The agreement is subject to confirmatory due diligence, negotiation of definitive documentation and approval of both companies’ board of directors.

Kipushi Project, DRC

In fiscal year 2003, the Company and Gécamines agreed that priority should be given to finalising the Kolwezi Contract of Association. Following the execution of the latter in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed until after the end of fiscal year 2004, pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company.

Gécamines’ response was received during the quarter ended January 31, 2005, and, following discussion as to the appropriate way to take the Kipushi Project forward, the Company began a technical and economic reassessment of the project during the quarter ended July 31, 2005. This was completed during the quarter ended January 31, 2006, and the results of this reassessment will form the basis for finalising negotiations on a revised framework agreement with Gécamines. Once agreement on the revisions has been reached, and necessary approvals have been obtained from the government of the DRC, the Company expects that a full feasibility study of the project will be undertaken. Kumba Base Metals Limited can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 (less already recognized expenditure by Kumba of $300,000) of expenditures on the Project, including the conducting of feasibility studies.

Angolan Projects

During the year ended October 31, 2004, the Company found it impossible to progress matters further with Endiama in relation to its rights with regard to two mineral properties in Angola. In September 2004, it became clear that Endiama had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. The Company filed a legal suit against Endiama in Texas, United States of America in May 2005 citing breach of contract, negligent misrepresentations and other causes of action, and requesting damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees. The case was transferred from a Texas State court to a Texas Federal court on application by Endiama’s lawyers: following which the Company’s lawyers have withdrawn the legal suit in Texas and, in early March 2006, re-filed it with a US Federal court in Washington D.C.. Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

The Company’s presence in Angola remains at a minimal level pending the outcome of the legal action being taken against Endiama in the United States of America, and the Company is expensing all costs incurred in connection with Angola since the end of the 2005 Financial Year.

DRC Quarries

During the quarter ended January 31, 2006, the Company announced that it had acquired ten quarry licences in the DRC (two for aggregates, located close to Kolwezi; and eight for limestone, located approximately 45 km north-east of Kolwezi). Work has begun on evaluating these licences, and in particular regarding the quarries’ potential to supply aggregate for use during construction of the Kolwezi Tailings plant, and to supply limestone and lime during the plant’s operations.

Related Party Transactions

During the quarter ended January 31, 2006, the Company paid or accrued an aggregate of $109,660 (2005 - $57,453) for legal services to a law firm in which a director of the Company is a partner. In addition, the Company has paid or accrued $nil (2005 - $1,000) for consulting services to a non-executive director, and $nil (2005 - $ 5,860) for consulting services to a company in which a director has an interest.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the October 31, 2005 annual Management's Discussion & Analysis contained in its October 31, 2005 Annual Information Form , to which the reader is referred.

Summary of quarterly results

A summary of quarterly results for each of the eight most recently completed quarters is as follows:

	2006			2005			2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Interest income	$ 72,454	$ 61,045	$ 81,339	$ 99,126	$ 110,172	$ 101,794	$ 99,675	$ 111,048

Loss for period	$3,192,793	$ 583,602	$ 485,774	$ 807,283	$ 741,817	$ 429,328	$ 601,173	$ 2,465,791

Basic and diluted loss per share	$0.04	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.01	$ 0.04

The main factors underlying the variations in these quarterly results are the unsolicited offer in the first quarter of 2006 for all the Company’s common shares (significant costs were incurred in evaluating the offer), exchange rate fluctuations (particularly in the value of the U.S. dollar against the Canadian dollar and British pound), and the timing of the granting of options (a relatively large grant of stock options was made in the second quarter of fiscal 2004, with consequent increase in administration costs and losses in that and the following four quarters).

Forward Looking Statements

This discussion contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its Kolwezi Project, the Kipushi Project and the Angola Project and the resource size and economic potential of those projects. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including without limitation, risks and uncertainties relating to political risks involving the Company’s operations and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Form 52-109F2 – Certification of Interim Filings

I, Timothy Philip Read, Chief Executive Officer of Adastra Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Adastra Minerals Inc., (the issuer) for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

Timothy Philip Read
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Thomas David Button, Chief Financial Officer of Adastra Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Adastra Minerals Inc., (the issuer) for the interim period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: 15th May 2006

Thomas David Button
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date March 17, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director